                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                         For the month of October, 1999


                         COMMISSION FILE NUMBER: 1-7239










                                  KOMATSU LTD.
                 ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices
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                                      -2-

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------


     1. One company announcement made on September 28, 1999.






                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           KOMATSU LTD.
                                       --------------------
                                           (Registrant)





Date:  October 1, 1999                 By: /s/ Masaru Fukase
                                          --------------------------------------
                                          Masaru Fukase
                                          Senior Executive
                                          Officer
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                                      -3-



                                                   Komatsu Ltd.
                                                   No. 38(1572)
                                                   Phone: +81(0)3-5561-2616
                                                   Fax: +81(0)3-3505-9662
                                                   URL: http://www.komatsu.com/

                                                   September 28th, 1999

             KOMATSU TO SELL INTEREST IN APPLIED KOMATSU TECHNOLOGY
--------------------------------------------------------------------------------

Komatsu has signed a letter of intent to sell its 50% interest in Applied Komatsu Technology, Inc. (AKT), a 50-50 joint venture with Applied Materials, Inc., to the American partner and convert it into a 100% Applied Materials-owned subsidiary. Transfer of the shares is scheduled to take place at the end of October.

     Applied Komatsu Technology was formed in September 1993 as a 50-50 joint venture between Applied Materials, Inc. and Komatsu Ltd. The company develops, manufactures and markets fabrication equipment used to produce Flat Panel Displays (FPDs), which are mainly used for portable computer displays.

     Like other semiconductor-related markets, the FPD market represents a leading-edge business arena where technological innovation takes place at dazzling speeds. Hence, making constant, large-scale R&D investments is indispensable to beat the competition. The market is also typically cyclical in nature with considerable ups and downs, which resulted in AKT recording a significant loss in fiscal 1998.

     Nonetheless, there still remains continued growth potential in the market, albeit to a size less than expected at the time of founding AKT, with the center of gravity shifting from Japan to Korea and Taiwan. Such fierce changes in the business environment have called for quicker, flexible management judgment on AKT.

     In that context, Komatsu and Applied Materials have had a series of repeated discussions on the future directions of AKT since last fall, leading to a conclusion that the best option is for Applied Materials to acquire Komatsu's entire holding and make AKT its wholly-owned subsidiary. Hence, reaching this agreement.

     Upon the transfer of ownership, Applied Materials will succeed all business of AKT, whereby relations with the AKT's customers and other concerned parties will remain intact.



Outline of Applied Komatsu Technology, Inc.  (AKT)
--------------------------------------------------

Location:                     5-133, Hattori Kotobuki-cho, Toyonaka,
                              Osaka 561-0857, JAPAN

Established:                  September, 1993

Capitalization:               (Y)2,929 million (as of the end of May, 1999)

Representative Director:      Howard Neff

No. of Employees:             333 (as of July, 1999)

Line of Business:             Manufacture and sale of liquid crystal panel
                              manufacturing equipment

                                                                           (end)